EXHIBIT 12.2

JPMORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

Year ended December 31, (in millions, except ratios)	2011

Excluding interest on deposits
Income before income tax expense	$26,749

Fixed charges:
Interest expense	9,749
One-third of rents, net of income from subleases (a)	562

Total fixed charges	10,311

Add: Equity in undistributed loss of affiliates	59

Income before income tax expense and fixed charges, excluding capitalized interest	$37,119

Fixed charges, as above	$10,311

Preferred stock dividends (pre-tax)	899

Fixed charges including preferred stock dividends	$11,210

Ratio of earnings to fixed charges and preferred stock dividend requirements	3.31

Including interest on deposits
Fixed charges including preferred stock dividends, as above	$11,210

Add: Interest on deposits	3,855

Total fixed charges including preferred stock dividends and interest on deposits	$15,065

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$37,119

Add: Interest on deposits	3,855

Total income before income tax expense, fixed charges and interest on deposits	$40,974

Ratio of earnings to fixed charges and preferred stock dividend requirements	2.72

(a)	The proportion deemed representative of the interest factor.